UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                            GAM AVALON LANCELOT, LLC
                       (Name of Subject Company (issuer))

                       GAM AVALON LANCELOT, LLC (OFFEROR)
             (Name of Filing Persons (identifying status as offeror,
                            issuer or other person))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                             KENNETH A. DURSHT, ESQ.
                                C/O GAM USA INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 407-4600

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

                                 WITH A COPY TO:
                           CHRISTOPHER M. WELLS, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

                            CALCULATION OF FILING FEE

===========================================================================================
Transaction Valuation: $ 20,719,024 (a)              Amount of Filing Fee:  $ 4,143.80 (b)
===========================================================================================

     (a) Calculated as the aggregate maximum purchase price for limited liability company interests.

     (b)  Calculated at 1/50th of 1% of the Transaction Valuation.

|x| Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:  $2,036.91
                    Form or Registration No.:  SCHEDULE TO
                    Filing Party:  GAM AVALON LANCELOT, LLC
                    Date Filed:  JANUARY 13, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by GAM Avalon Lancelot, LLC, a Delaware limited liability company and a fund registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Fund"), to purchase up to ten percent (10%) of the outstanding units of limited liability company interests of the Fund ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1-11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is GAM Avalon Lancelot, LLC. The Fund's principal executive office is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Advisor of the Fund is GAM USA Inc. (previously known as Global Asset Management (USA) Inc.) (the "Advisor"). The principal executive office of the Advisor is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Fund's Directors are Dr. Burkhard Poschadel, George W. Landau, Robert J. McGuire and Roland Weiser. Their address is c/o GAM USA Inc., 135 East 57th Street, New York, New York 10022.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES

The Fund is not aware of any contact, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Advisor or Directors of the Fund or any person controlling the Fund or controlling the Advisor or Directors of the Fund; and (ii) any person, with respect to Units. However, the Fund's Limited Liability Company Agreement dated as of January 11, 2002, and amended and restated as of November 18, 2002 (the "LLC Agreement") provides that the Fund shall be dissolved if the interest of any member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire interest in the Fund for repurchase by the Fund has not been repurchased within a period of two years of such request. In addition, the Fund is contemplating a proposed reorganization into a Master/Feeder structure as described in Item 6.

ITEM 6 PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(c) Except as described below, neither the Fund nor the Advisor nor Directors have any other plans or proposals that relate to or would result in: (i) the acquisition by any person of additional Units in the Fund (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund), or the disposition of Units in the Fund, other than as described in the Private Placement Memorandum; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (iii) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (iv) any change in the identity

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

of the Advisor or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (v) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (vi) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (vii) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Items (vi),
(vii) and (viii) of Item 1006(c) are not applicable to the Fund.

The Fund has filed a Registration Statement with the U.S. Securities and Exchange Commission (the "SEC") in order to register its interests under the Securities Act of 1933, as amended, and the Fund is restructuring its operations into a Master/Feeder structure. After the new Registration Statement is declared effective, the Fund will contribute all or substantially all of its assets to GAM Multi-Strategy Investments, LLC, a limited liability company organized under the laws of the State of Delaware (the "Master Fund"). The contribution of assets will be made pursuant to an internal reorganization of the Fund and the Master Fund, and the Fund will initially be the principal owner of outstanding interests in the Master Fund. The Master Fund is a separate closed end, non-diversified management investment company with the same investment objectives as the Fund. After the reorganization is complete, the Fund will make substantially all of its investments through the Master Fund.

Further information on the proposed Master/Feeder structure for the Fund is contained in the new Registration Statement (File No. 333-123722), which is available from the SEC on its website at www.sec.gov. The Fund's new Registration Statement has not yet been declared effective by the SEC and information therein is therefore not complete and may be changed.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(b) There are no material conditions to the financing of the transaction. There are no alternate financing plans or arrangements for the transaction.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a) Neither the Advisor nor any Director of the Fund, nor any person controlling the Fund or the Advisor or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a)(1) Reference is made to the unaudited financial statements of the Fund for the period ended March 31, 2005, which are being furnished herewith as Exhibit
(a)(6) and are incorporated herein by reference. The audited Financial Statements of the Fund for the fiscal year ended March 31, 2004, are incorporated herein by reference to the Form N-CSR filed by the Fund with the SEC via EDGAR on June 8, 2004 and Form NSAR-B filed by the Fund with the SEC via EDGAR on June 1, 2004. The financial statements may be inspected on the SEC's website, http://www.sec.gov/edgar/searchedgar/webusers.htm, or at the offices of the Fund, and copies may be obtained by contacting the Fund.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not Applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the validly tendered Units. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.       ADDITIONAL INFORMATION

    (a)(1)     None.

       (2)     None.

       (3)     Not Applicable.

       (4)     None.

       (5)     None.

       (b)     None.

ITEM 12.       EXHIBITS

       (a)(1)  Cover Letter to Offer to Purchase and Letter of Transmittal.

       (a)(2)  Offer to Purchase (with financial statements enclosed).

       (a)(3)  Letter of Transmittal.

       (a)(4)  Notice of Withdrawal of Tender.

       (a)(5) Forms of Letters dated July 8, 2005, from the Fund to Members in connection with acceptance of offers of tender.

       (a)(6) Unaudited financial statements of the Fund for the period ended March 31, 2005.

       (d) The Fund's Registration Statement No. 333-123722 is incorporated herein by reference.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GAM AVALON LANCELOT, LLC
                                            By: GAM USA Inc.
                                            Advisor

                                            By: /s/ KENNETH A. DURSHT
                                                ---------------------
                                            Name: Kenneth A. Dursht
                                            Title: Authorized Signatory

May 13, 2005

                                  EXHIBIT INDEX

EXHIBIT

         (a)(1)   Cover Letter to Offer to Purchase and Letter of Transmittal.

         (a)(2)   Offer to Purchase (with financial statements enclosed).

         (a)(3)   Letter of Transmittal.

         (a)(4)   Notice of Withdrawal of Tender.

         (a)(5) Forms of Letters dated July 8, 2005, from the Fund to Members in connection with acceptance of offers of tender.

         (a)(6) Unaudited financial statements of the Fund for the period ended March 31, 2005.

         (d)      The  Fund's   Registration   Statement   No.   333-123722   is
                  incorporated herein by reference.


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